02025333

P.E.
3-22-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

MAR 25 2002

Dated March 22, 2002

BIOMIRA INC.
(Translation of registrant's name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ (for past years) Form 40-F _X_ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________

TABLE OF CONTENTS

B I O M I R A
The Cancer Vaccine People™

News Release
For Immediate Release

BIOMIRA TO PRESENT AT BIO'S CEO AND INVESTOR CONFERENCE

Dr. Alex McPherson to Also Participate at BIO's CEO Panel Discussion

EDMONTON, ALBERTA, CANADA — FEBRUARY 19, 2002 — Biomira Inc. (Nasdaq: BIOM) (TSE: BRA) announced today that Alex McPherson, MD, PhD, President and CEO of Biomira, will present highlights of the Company's product and corporate advancements at the fourth annual Biotechnology Industry Organization's CEO and Investor Conference at the Waldorf-Astoria, in New York City, on Wednesday, February 20th at 10:00 a.m. This presentation will be web cast and available through a link at www.biomira.com. On the same day, Dr. McPherson, will also participate in a CEO panel discussion entitled "Current Trends in Equity Financing" at 1:50 p.m.

"Biomira has reached significant milestones within the past year including a collaboration that should help to realize the full potential of our cancer vaccine products and technologies," commented Dr. McPherson. "Since the time of our collaboration, we have established a joint Global Product Team that is comprised of members from Biomira and our collaborator, Merck KGaA. This team is empowered to develop, implement and manage all development and co-marketing plans including registration strategies and life cycle management. We believe these achievements are indicative of our strong collaboration with Merck KGaA and exemplify how big Pharma and biotech can work together for the benefit of both companies."

Dr. McPherson is a board member of the Biotechnology Industry Organization, which is a Washington, D.C.-based organization that engages in lobbying, advocacy, communications and new business development related to the biotech industry. Established in 1993, today in includes more than 1,000 companies, academic institutions and state biotech centers in all 50 U.S. states and 33 other nations. The goal of the CEO and Investor Conference is to provide a unique and neutral forum where CEOs from small, medium and large cap public companies and private firms planning to go public can interact with investors and other members of the financial community and the healthcare industry.

Biomira's collaborator for **THERATOPE®** vaccine and **BLP25** vaccine, currently under investigation for metastatic non-small cell lung cancer is Merck KGaA, of Darmstadt, Germany. Merck KGaA is the world's oldest pharmaceutical company and a leader in cancer research. It has created, or licensed-in from strategic partners, a wide range of novel products. The oncology portfolio of Merck KGaA

-more-

is based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors. Under the terms of the agreement with Biomira, Merck KGaA will co-promote the products in the U.S. through its U.S. affiliate, EMD Pharmaceuticals, Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Bill Wickson
Manager Public Relations and Special Assistant
780 490-2818

Media Contact:
Brad Miles, BMC Communications
212 477-9007 X17

# # #

There will be a web cast of Dr. McPherson's 10:00 a.m. presentation at www.biomira.com. The web cast can be accessed simultaneously and will be archived following the presentation for ninety days.

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

B I O M I R A
The Cancer Vaccine People™

News Release
For Immediate Release

BIOMIRA SELECTED TO PRESENT AT SEATTLE'S INVEST NORTHWEST CONFERENCE IN MARCH

EDMONTON, ALBERTA, CANADA — FEBRUARY 28, 2002 — Biomira Inc. (Nasdaq: BIOM) (TSE: BRA) announced today that Alex McPherson, MD, PhD, President and CEO of Biomira, will present highlights of the Company's product and corporate advancements at Invest Northwest™, a life sciences and CEO investor conference, on March 4, 2002 at Bell Harbor Conference Center in Seattle. This presentation will be web cast and available through a link at www.biomira.com. Dr. McPherson's presentation will be from 3:15 p.m. to 3:45 p.m., PST.

"Biomira has reached significant milestones within the past year including a collaboration for its two lead product candidates, **THERATOPE®** vaccine and **BLP25** vaccine, that should help to realize the full potential of our cancer vaccine products and technologies," commented Dr. McPherson. "Since the time of our collaboration, we have established a joint Global Product Team that is comprised of members from Biomira and our collaborator, Merck KGaA. This team is empowered to develop, implement and manage all development and co-marketing plans including registration strategies and life cycle management. We believe these achievements are indicative of our strong collaboration with Merck KGaA and exemplify how big Pharma and biotech can work together for the benefit of both companies."

Invest Northwest is a two-day forum for venture capitalists, angel investors, analysts, investment bankers, institutional investors, pension fund managers, and pharmaceutical and biotech corporate partners. The event will provide members of the investment community with an opportunity to meet CEOs and senior executives from public and private life sciences companies based in Washington, Oregon, Montana, British Columbia and Alberta.

Biomira's collaborator for **THERATOPE®** vaccine and **BLP25** vaccine, currently under investigation for metastatic non-small cell lung cancer is Merck KGaA, of Darmstadt, Germany. Merck KGaA is the world's oldest pharmaceutical company and a leader in cancer research. It has created, or licensed-in from strategic partners, a wide range of novel products. The oncology portfolio of Merck KGaA

-more-

p.5

is based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors. Under the terms of the agreement with Biomira, Merck KGaA will co-promote the products in the U.S. through its U.S. affiliate, EMD Pharmaceuticals, Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Bill Wickson
Manager Public Relations and Special Assistant
780 490-2818

Media Contact:
Brad Miles, BMC Communications
212 477-9007 X17

# # #

There will be a web cast of Dr. McPherson's 3:15 p.m. EST presentation at www.biomira.com. The web cast can be accessed simultaneously and will be archived following the presentation for ninety days.

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

B I O M I R A
The Cancer Vaccine People™

News Release
For Immediate Release

BIOMIRA INC. ANNOUNCES 4th QUARTER AND YEAR-END RESULTS

EDMONTON, ALBERTA, CANADA — February 28, 2002 — Biomira Inc. (Nasdaq:BIOM) (TSE:BRA) today reported financial results for the twelve months ended December 31, 2001. Results are reported in Canadian dollars with a December 31, 2001 rate of $1.00 Canadian equaling $0.63 U.S.

Financial results for the twelve months ended December 31, 2001 reflect a consolidated net loss from operations of $38.7 million or $0.75 per share compared to $44.9 million or $0.93 per share, for the same period in 2000. The decreased loss in 2001 is due primarily to licensing and product development revenues received from Merck KGaA as a result of the Merck KGaA collaboration announced in May 2001.

Research and development expenditures for the year ended December 31, 2001 totaled $42.1 million compared to $42.1 million in 2000, with the largest amount continuing to be attributable to expenditures associated with the Company's **THERATOPE®** vaccine Phase III clinical trial. Advancements in other programs such as **BLP25** are also a contributing factor to the research and development expenditures.

Biomira's finances remains strong with $85.1 million in cash and short-term investments as at December 31, 2001. The Company's cash position was strengthened during the twelve months of the 2001 fiscal year through the issue of common shares to Merck KGaA according to terms of our collaboration, and through the issue of a convertible debenture and warrants in a private placement for a combined gross proceeds of $46.6 million. The convertible debenture includes a floor or bottom share price limit, protecting the Company from undue dilution as a result of a weak stock market, and may be repaid using stock or cash. The Company also drew down another $4.7 million under its existing equity line agreement. Approximately 3.7 million shares are still available for issuance under the terms of the equity line agreement.

"We achieved two particularly significant goals in 2001," said Alex McPherson, MD, PhD, President and CEO. "Firstly, we announced our collaboration with Merck KGaA for our two lead product candidates, **THERATOPE®** vaccine and **BLP25** vaccine. Merck KGaA has a global vision for the development and marketing of innovative biological products for the treatment of cancer. Biomira is well on its way to becoming a forward integrated biotechnology development, sales and marketing company, based on our very promising product candidates. We believe this collaboration allows us to move in that direction. Secondly, we completed enrolment in the **THERATOPE®** vaccine Phase III trial. The trial concluded enrolment in March 2001, enrolling 1,030 women in 10 countries and over 120 clinical sites. We are now monitoring these patients to determine potential clinical benefit."

-more-

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. In addition to completion of the multinational Phase III trial with **THERATOPE®** vaccine for the treatment of metastatic breast cancer, and a Phase II pilot study of **THERATOPE®** vaccine in colorectal cancer, Biomira is developing a portfolio of complementary vaccine candidates, including **BLP25** vaccine, which is undergoing a 166-patient Phase IIb study in patients with metastatic lung cancer and a Phase II pilot study in patients with prostate cancer. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

-Table to Follow-

Biomira Inc.
SELECTED FINANCIAL DATA

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Canadian dollars, in thousands, except per share amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	2001	2000	2001	2000
REVENUE				
Contract research and development	$ 2,118	$ -	$ 4,851	$ -
Revenue from collaborative agreements	263	-	703	-
Licensing, royalties and other revenue	925	299	1,782	1,113
	3,306	299	7,336	1,113
EXPENSES				
Research and development	11,491	10,851	42,117	42,055
General and administrative	1,598	1,818	7,516	6,759
Amortization of capital assets	351	234	1,285	1,255
	13,440	12,903	50,918	50,069
OPERATING LOSS	(10,134)	(12,604)	(43,582)	(48,956)
Investment and other income	980	714	4,579	3,609
LOSS BEFORE INCOME TAXES	(9,154)	(11,890)	(39,003)	(45,347)
Income tax benefit	472	412	324	428
NET LOSS	(8,682)	(11,478)	(38,679)	(44,919)
Basic and diluted loss per share	$ (0.17)	$ (0.24)	$ (0.75)	$ (0.93)
Weighted average number of common shares outstanding (millions)	51.5	48.4	51.5	48.4

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Biomira Inc.
SELECTED FINANCIAL DATA

CONDENSED CONSOLIDATED BALANCE SHEET

(Canadian dollars, in thousands, except number of shares)

	December 31, 2001 (Unaudited)	December 31, 2000 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 22,789	$ 9,581
Short-term investments	62,343	48,927
Accounts receivable	1,386	397
Prepaid expenses	469	452
	86,987	59,357
Capital assets (net)	2,202	2,551
	$ 89,189	$ 61,908
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 13,999	$ 9,161
Accrued interest on convertible debentures	245	-
Current portion of deferred revenue	1,053	-
Current portion of capital lease obligation	233	198
	15,530	9,359
Deferred revenue	8,778	-
Other long term liabilities	293	252
	24,601	9,611
SHAREHOLDERS' EQUITY		
Capital stock	323,597	294,588
Convertible debentures	22,206	-
Contributed surplus	8,901	8,901
Deficit	(290,116)	(251,192)
	64,588	52,297
	$ 89,189	$ 61,908
Common Shares Issued and Outstanding	52,376,536	49,735,798

At December 31, 2001, the exchange rate was approximately Cdn. $1 = U.S. $0.63

Biomira Company Contacts:

Edward Taylor
Vice President Finance
& Chief Financial Officer
(780) 490-2806

Media Contact
Brad Miles, BMC Communications Group
(212) 477-9007 Ext. 17

Bill Wickson
Manager, Public Relations
(780) 490-2818

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

###

B I O M I R A
The Cancer Vaccine People™

News Release
For Immediate Release

BIOMIRA APPOINTS VICE PRESIDENT OF CLINICAL AND REGULATORY AFFAIRS

EDMONTON, ALBERTA, CANADA —March 18, 2002 — Biomira Inc. (Nasdaq: BIOM) (TSE: BRA) announced today the appointment of Guy Ely, MD, to the position of Vice President, Clinical and Regulatory Affairs effective April 1, 2002.

Dr. Ely previously served as Vice President, Clinical and Medical Affairs of Lorus Therapeutics Inc. where he was responsible for the global clinical development and medical affairs of oncology products.

"Dr. Ely's years of experience in managing clinical development and regulatory affairs will add tremendous value to Biomira during this important stage of the Company's development," commented Alex McPherson, MD, PhD, President and CEO of Biomira. "Our leading product, **THERATOPE®** vaccine, is in Phase III trials and is moving closer to regulatory submission. Towards this end, Dr. Ely's expertise in clinical development will strengthen Biomira's capability to commercialize its late-stage immunotherapeutic product candidates, focus on expanding indications of our product candidate line, and seek to in-license complimentary late-stage products."

Prior to joining Lorus, Dr. Ely served as Associate Medical Director of SmithKline Beecham Canada Inc. He was responsible for all clinical research and development activities, including the execution of close to 50 international clinical trials. From 1991 to 1995, Dr. Ely held the position of Vice President, Clinical Medical Affairs at Biochem Therapeutics where he obtained Canadian approval of one immunological product for the treatment of bladder cancer, an anti-HIV drug and a vaccine. He also served as Director, Clinical Research at Abbott Laboratories Canada, supervising and participating in the Canadian filing of several INDs and NDSs.

Dr. Ely is a member of the American Society of Clinical Oncology and is on the external advisory board of the Ohio Cancer Institute. He received his Doctorate of Medicine degree from the University Paris XII, Paris, France.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

-more-

Biomira Company Contacts:

Bill Wickson
Manager Public Relations and Special Assistant
780 490-2818

Media Contact:
Brad Miles, BMC Communications
212 477-9007 X17

Jane Tulloch
Manager, Investor Relations
780 490-2812

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, regulatory submissions, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: March 22, 2002

By: ______________________
Edward A. Taylor
Vice President Finance